Atlantica
Sustainable Infrastructure

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC
GREAT WEST HOUSE (GW1) GREAT WEST ROAD
BRENTFORD
MIDDLESEX, GREATER LONDON
UNITED KINGDOM TW8 9DF

**SCAN TO**
**VIEW MATERIALS & VOTE**

## Form of Proxy - General Meeting
## 8 August 2024 at 2:15 p.m. (UK Time)

**VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above**
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 2:00 p.m. (UK Time) on 6 August 2024. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

**ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS**
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

**VOTE BY MAIL**
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, by 2:15 P.M. (UK Time) on 6 August 2024.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V54508-S92298

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

**THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.**

**ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC**

**The Board of Directors recommends you vote FOR the Special Resolution:**

**Special Resolution**

| | For | Against | Withhold* |
|---|---|---|---|
| **1. To implement the Scheme, as set out in the Notice of the General Meeting, including authorising the Company's directors to take all such actions as they may consider necessary or appropriate for carrying the Scheme into effect and the amendment to the articles of association of the Company as set out in the Notice of the General Meeting.** | ☐ | ☐ | ☐ |

* The "Withhold" option is to enable you to abstain on the resolution. Please note that a "Withhold" has no legal effect and will not be counted in the votes "For" or "Against" a resolution.

**NOTE:** This proxy is also authorised to vote (or abstain from voting) on any other business as may properly come before the meeting or any adjournment or postponement thereof.

If you wish to appoint someone other than the Chair of the Meeting, you must check the box here and write in their name on the reverse side of this card. Please do not check the box unless you want to exercise this voting option. ☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

| Signature [PLEASE SIGN WITHIN BOX] | Date | Signature (Joint Owners) | Date |
|---|---|---|---|
| | | | |

**Important Notice Regarding the Availability of Proxy Materials for the General Meeting:**
The Notice of General Meeting is available at www.proxyvote.com and www.atlantica.com/web/en/investors

V54509-S92298

**ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC (THE "COMPANY")**
**GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON**
**8 AUGUST 2024 AT 9:15 A.M. ET TIME (2:15 P.M. UK TIME)**
**SKADDEN, ARPS, SLATE, MEAGHER & FLOM (UK) LLP, 22 BISHOPSGATE, LONDON EC2N 4BQ, UNITED KINGDOM**
**THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS**

**Appointment of Proxy Holder**
I/We, being an Atlantica Shareholder, hereby appoint the Chair of the meeting, or the following person (see Note 1)

| | |
|---|---|
| Please leave this box blank if you have selected the Chair. Do not insert your own name(s). | Please indicate the number of Atlantica Shares this proxy is appointed over (if less than your full voting entitlement). |

as my/our proxy to exercise all or any of my/our rights to attend, speak and vote in respect of my/our voting entitlement on my/our behalf at the General Meeting of the Company to be held at Skadden, Arps, Slate, Meagher & Flom (UK) LLP, 22 Bishopsgate, London EC2N 4BQ, United Kingdom on 8 August 2024 and at any adjournment thereof. My/our proxy is to vote on the special resolution as indicated on the reverse side of this card.

* For the appointment of more than one proxy, see Note 4.

If you fail to select any of the given options, the proxy is authorised to vote (or abstain from voting) at his or her discretion on the specified resolution. The proxy is also authorised to vote (or abstain from voting) on any other business which may properly come before the meeting.

**This Form of Proxy is solicited by and on behalf of the Board of Directors.**
**Notes to proxy:**

1. Terms defined in the scheme document of the Company dated 16 July 2024 (the "**Scheme Document**") shall have the same meanings when used in this proxy card, unless the context otherwise requires. Full details of the special resolution to be proposed at the General Meeting, together with explanatory notes, are set out in the Notice of General Meeting. Before completing this proxy card, please also read the section entitled "Action to be Taken" set out on pages xviii to xx of the Scheme Document. You can access the Scheme Document at www.atlantica.com/web/en/investors.
2. A member may appoint a proxy or proxies (who need not be a member of the Company) to exercise all or any of his or her rights to attend, speak and vote at the meeting. If you wish to appoint a proxy other than the Chair of the meeting, delete the words "the Chair of the Meeting" and insert the name and address of your proxy in the space provided. Please initial the amendment (unless you are completing an email or online version).
3. If the proxy is being appointed in relation to less than your full voting entitlement, please enter in the box next to the proxy holder's name the number of shares in relation to which they are authorised to act as your proxy. If left blank your proxy will be deemed to be authorised in respect of your full voting entitlement (or if this proxy form has been issued in respect of a designated account for a shareholder, the full voting entitlement for that designated account).
4. A member can appoint more than one proxy in relation to the meeting, provided that each proxy is appointed to exercise the rights attaching to different shares held by him or her. To appoint more than one proxy you must complete a separate form of proxy for each proxy. Additional proxy forms may be obtained by contacting the company's registrars or you may photocopy this form. Please indicate in the box next to the proxy holder's name the number of shares in relation to which they are authorised to act as your proxy. Please also indicate by ticking the box provided if the proxy instruction is one of multiple instructions being given. All forms must be signed and, if returned by post, should be included in the same envelope.
5. If you submit more than one valid proxy appointment, where two or more valid separate appointments of proxy are received in respect of the same share in respect of the same meeting, the one which is last sent shall be treated as replacing and revoking the other or others.
6. The proxy must attend the meeting in person to represent you. The completion of a form of proxy does not preclude the member from attending or voting in person. If you have appointed a proxy and attend the meeting in person and vote, your proxy appointment will automatically be terminated.
7. Please indicate how you wish your proxy to vote on the resolutions by inserting '**X**' in the appropriate space on the reverse side of this card. Any alteration made to this form of proxy should be initialled by the person signing it.
8. In the case of a corporation, the proxy must be under its common seal or be signed on its behalf by an attorney or a duly authorised office of the corporation or in such other manner as may be approved by the directors. In the case of an individual, the proxy must be signed by the appointor or the appointor's attorney or in such other manner as may be approved by the directors. Where an appointment of a proxy is signed or authenticated in accordance with the above on behalf of the appointor by an attorney, the Company may treat the appointment as invalid unless the power of attorney or a notarially certified copy of the power of attorney is submitted to the Company.
9. In the case of joint holders the signature of only one of the joint holders is required but, if more than one votes, the vote of the first named on the register of members will be accepted to the exclusion of other joint holders.